SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CB Richard Ellis Group, Inc.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock

(Title of Class of Securities)

12497T101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Laurence H. Midler

Executive Vice President, General Counsel and Secretary

CB Richard Ellis Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

(310) 405-8900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,121,364	$620.57

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Company’s common stock that are eligible for exchange will be tendered for new restricted stock or new options and cancelled pursuant to this offer. The options eligible for exchange have a value of $11,121,364 calculated using the Black-Scholes option pricing method.

**	Calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A	Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Restricted Stock, dated June 5, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is CB Richard Ellis Group, Inc., a Delaware corporation (“CBRE,” the “Company,” “we,” “our” or “us”) and the address of its principal executive office is 11150 Santa Monica Boulevard, Suite 1600, Los Angeles, CA 90025. The telephone number at that address is (310) 405-8900.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to eligible employees (including executive officers) who, as of the date the Offer commences and continuing through the date the restricted stock (as defined below) or the new options (as defined below) are granted, are actively employed by the Company and hold Eligible Options, as defined below (“Eligible Employees”), to exchange some or all of their outstanding options to purchase shares of our common stock, par value $0.01 per share, under the Company’s Second Amended and Restated 2004 Stock Incentive Plan, which we refer to as the “2004 Stock Plan,” which were granted at any time between and including January 27, 2005 and September 5, 2007 (the “Eligible Options”), whether vested or unvested, for new shares of restricted stock (the “restricted stock”), except for Eligible Employees in Canada and France who will receive new options (the “new options” and together with the restricted stock, the “new awards”) to purchase fewer shares of common stock with a new exercise price and vesting schedule. Only Eligible Options that are outstanding on June 5, 2009, held by Eligible Employees during the entire period from and including June 5, 2009 through the date the new awards are granted will be eligible to be tendered in the Offer. As of May 29, 2009, options to purchase 7,059,536 shares of common stock were outstanding under the 2004 Stock Plan, and Eligible Employees held Eligible Options to purchase a total of 3,564,090 shares of common stock. The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Materials, attached hereto as Exhibit (a)(1)(iii).

The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet and Questions and Answers,” Section 1 (“Eligibility”), Section 2 (“Number of options; expiration date”), Section 6 (“Acceptance of options for exchange and issuance of new awards”), Section 8 (“Price range of shares underlying the options”) and Section 9 (“Source and amount of consideration; terms of restricted stock and new options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 (“Price range of shares underlying the options”) is incorporated herein by reference. No trading market exists for the options to purchase common stock that are subject to the Offer to Exchange.

Item 3.	Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and named executive officers; transactions and arrangements concerning our securities”), which contains information regarding the identity and address of the directors and named executive officers of the Company, is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risk Factors,” Section 1 (“Eligibility”), Section 2 (“Number of options; expiration date”), Section 4 (“Procedures for electing to exchange options”), Section 5 (“Withdrawal rights and change of election”), Section 6 (“Acceptance of options for exchange and issuance of new awards”), Section 7 (“Conditions of the offer”), Section 9 (“Source and amount of consideration; terms of restricted stock and new options”), Section 10 (“Information concerning CBRE; financial information”), Section 12 (“Status of options acquired by us in the offer; accounting consequences of the offer”), Section 13 (“Legal matters; regulatory approvals”), Section 14 (“Material income tax consequences”) and Section 15 (“Extension of offer; termination; amendment”) is incorporated herein by reference.

(b) Purchases. Named executive officers of the Company are eligible to participate in the Offer on less favorable terms and conditions as the Company’s other employees. The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and named executive officers; transactions and arrangements concerning our securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject Company’s securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and named executive officers; transactions and arrangements concerning our securities”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under Section 3 (“Purposes of the offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of options for exchange and issuance of new awards”) and Section 12 (“Status of options acquired by us in the offer; accounting consequences of the offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section 3 (“Purposes of the offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and amount of consideration; terms of restricted stock and new options”) and Section 16 (“Fees and expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and named executive officers; transactions and arrangements concerning our securities”) is incorporated herein by reference. The business address and telephone number of each director and executive officer is the address and telephone number of CB Richard Ellis Group, Inc., which is provided in Item 2(a) of this Schedule TO.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and named executive officers; transactions and arrangements concerning our securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The financial information set forth in the Offer to Exchange under Section 10 (“Information concerning CBRE; financial information”) and Section 17 (“Additional information”) and the financial information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” and in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 under Item 1, is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and named executive officers; transactions and arrangements concerning our securities”) and Section 13 (“Legal matters; regulatory approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Exchange under “Risk Factors” is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2009	CB RICHARD ELLIS GROUP, INC.

	By:	/s/ ROBERT E. SULENTIC
Robert E. Sulentic
Chief Financial Officer

INDEX TO EXHIBITS

(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Restricted Stock, dated June 5, 2009.

(a)(1)(ii)*	Form of Communication to Eligible Employees announcing the opening of the option exchange, to be delivered via e-mail on June 5, 2009.

(a)(1)(iii)*	Form of Election/Withdrawal Materials

(a)(1)(iv)*	Form of confirmation to Eligible Employees of receipt of election to participate.

(a)(1)(v)*	Form of confirmation to Eligible Employees of receipt of election to withdraw.

(a)(1)(vi)*	Form of reminder e-mails to Eligible Employees.

(a)(1)(vii)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009 (incorporated herein by reference).

(a)(1)(viii)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 11, 2009 (incorporated herein by reference).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for the Company’s 2009 Annual Meeting of Stockholders filed on April 23, 2009 is hereby incorporated by reference.

(b)	Not applicable.

(d)(1)	Second Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 6, 2008).

(d)(2)	Amendment No. 1 to the Second Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2009).

(d)(3)*	Form of Stock Option Agreement.

(d)(4)*	Form of Restricted Stock Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith